November 17, 2014

BY EDGAR AND E-MAIL

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Re:	Global Brass and Copper Holdings, Inc.

Form 10-K for the Year Ended December 31, 2013

Filed March 19, 2014

Definitive Proxy Statement on Schedule 14A

Filed April 8, 2014

File No. 1-35938

Dear Mr. Cash:

We have set forth below the response of Global Brass and Copper Holdings, Inc. (the “Company”) to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to the Company, dated November 14, 2014. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type herein.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

Equity-Based Compensation, page 23

Comment No. 1

In future filings please provide a discussion of how the compensation committee determined the amount of equity compensation to grant to the named executive officers. Please see Item 402(b)(1)(v) of Regulation S-K. Please also discuss the rationales behind the allocation and timing of equity awards. Please see Item 402(b)(2)(iii) and Item 402(b)(2)(iv) of Regulation S-K.

Response:

The Company undertakes, in future filings, to provide a discussion of how the compensation committee determined the amount of equity compensation to grant to the named executive officers. In addition, to the extent material to the Compensation and Discussion Analysis disclosure, the Company will discuss the rationales behind the allocation and timing of equity awards in future filings.

Mr. John Cash

November 17, 2014

* * * * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please call me at 847-240-4700.

Respectfully submitted,

/s/ Robert T. Micchelli

Robert T. Micchelli
Chief Financial Officer
Global Brass and Copper Holdings, Inc.

cc:	Scott B. Hamilton

General Counsel

Global Brass and Copper Holdings, Inc.

Ernest Greene

Staff Accountant

Securities and Exchange Commission